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Exhibit 99.1

CERTIFICATION
PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED BY SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Max Link, as Chief Executive Officer of Centerpulse Ltd. (the "Company") hereby certify, pursuant to 18 U.S.C. § 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

        (1)  the accompanying Annual Report on Form 20-F report for the period ending December 31, 2002 as filed with the U.S. Securities and Exchange Commission (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

        (2)  the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By:	/s/ MAX LINK Name: Max Link Title: President and Chief Executive Officer

Date: April 24, 2003

A signed original of this written statement required by Section 906 has been provided to Centerpulse Ltd and will be retained by Centerpulse Ltd and furnished to the Securities and Exchange Commission or its staff upon request.

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  Exhibit 99.1
CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED BY SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002